UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies1

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒  Merger

☐  Liquidation

☐  Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐  Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: RiverSource Strategy Series, Inc. (the only series of the Applicant at the time of the Merger was Columbia Equity Value Fund)

3. Securities and Exchange Commission File No.: 811-03956

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application            ☐  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

50606 Ameriprise Financial Center

Minneapolis, MN 55474

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph D’Alessandro

Ameriprise Financial, Inc.

100 Park Avenue, 8th Floor

New York, NY 10017

212-850-1703

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 C.F.R. 270.31a-1, .31a-2]:

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

612-671-4321

8. Classification of fund (check only one):

☒  Management company;

☐  Unit investment trust; or

☐  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

☒  Open-end             ☐  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, MA 02110

13. If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes            ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place: November 11, 2010

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the shareholder vote took place: February 15, 2011

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes            ☒  No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

☐  Yes            ☐  No

(c) Were the distributions made pro rata based on share ownership?

☐  Yes            ☐  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes            ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

☐  Yes            ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes            ☐  No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes            ☒  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐  Yes            ☐  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☒  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $12,028.77

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

Proxy expenses (including mailing, solicitation and printing costs): $ 170,972.04

(iv) Total expenses (sum of lines (i)–(iii) above): 183,000.81

(b) How were those expenses allocated?

Legal, Accounting and Proxy expenses were allocated evenly across all funds involved in mergers.*

*	“All funds involved in mergers” includes all the funds listed on Exhibit A of the Agreement and Plan of Redomiciling, filed with the SEC as Exhibit h(10) on Form N-1A, file number 333-146374 on April 29, 2011.

(c) Who paid those expenses?

Columbia Management Investment Advisers, LLC bore all of the costs of the merger.

(d) How did the fund pay for unamortized expenses (if any)?

N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

Merged Fund	Surviving Fund
Columbia Equity Value Fund	Columbia Equity Value Fund*

*	A series of Columbia Funds Series Trust II. Effective September 5, 2014, Columbia Equity Value Fund changed its name to Columbia Global Equity Value Fund.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21852

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

See file number 333-146374, Exhibit (h)(10) filed on submission type 485BPOS on April 29, 2011.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RiverSource Strategy Series, Inc., (ii) he is the Assistant Secretary of RiverSource Strategy Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro